UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINAR CORPORATION
(Registrant)

Date: July 15, 2002

By: ____________________
Barrie Usher
President & Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated July 11, 2002 – CINAR provides shareholders with consolidated financial information.

news release

CINAR®

For immediate release

CINAR PROVIDES SHAREHOLDERS WITH CONSOLIDATED FINANCIAL INFORMATION

Montréal, (Qc) Canada – July 11, 2002 – CINAR Corporation today released unaudited consolidated financial information to shareholders, for the six-month periods ended May 31, 2002, and 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2001, as set out on pages 33 to 60 of CINAR Corporation's 2001 Annual Report.

Highlights of the Financial Information

Consolidated revenues for the six-month period ended May 31, 2002, were $62 million, a decrease of 7.2% over the $66.8 million of revenues earned by the Company for the six-month period ended May 31, 2001. Education revenues increased from $41.9 million to $46.6 million, an 11.2% increase reflecting the continued strong growth of the Education Division. Entertainment revenues decreased from $24.9 million in 2001 to $15.4 million in 2002 due to a decrease in both the current levels of production as well as library sales.

Gross margin increased from $25.7 million to $31.1 million. Education gross margin increased from $22.4 million to $25.5 million, maintaining a relatively stable margin of 54.7% and 53.5% of Education revenue for the six-month period ended May 31, 2002 and 2001, respectively. Entertainment gross margin for the six-month period ended May 31, 2002, was $5.6 million compared to $3.3 million for the corresponding period of 2001.

Selling, general and administrative expenses decreased from $27.4 million to $22.6 million. The decrease is mainly the result of a restructuring undertaken by the Company of its Entertainment division during 2001, offset by an increase in expenses in our Education division related to its continued growth. The Company realized a foreign exchange loss of $2.1 million for the six-month period ended May 31, 2002, compared to a foreign exchange gain of $0.1 million for the corresponding period of 2001, mainly due to the strengthening of the Canadian currency relative to the US currency in the second quarter of 2002.

Unusual items resulted in a net reduction in expenses of $1.3 million, made up of professional fees of $1.2 million offset by a recovery of $2.5 million from Globe-X Management Limited related to amounts previously reserved. This compares to a net expense of $2 million for the corresponding period of 2001.

The Company's share of earnings in TeleTOON increased slightly from $1.2 million in 2001 to $1.3 million in 2002.

The Company recorded a $2-million tax provision for the six-month period ended May 31, 2002.

Net earnings before discontinued operations for the six-months ended May 31, 2002, were $3.5 million or $.09 per share compared to a loss of $7.3 million or $.18 per share for the corresponding period of 2001.

The Company recorded income from discontinued operations of $4.2 million for the six-month period ended May 31, 2002, compared to a loss of $2.3 million for the corresponding period of 2001. The Company divested of its interest in CINAR Multimedia in May 2002. The Company in its financial statements for the year ended November 30, 2001, had recorded a provision for all costs related to terminating this operation. This provision is no longer justified and, as such, was reversed to income.

The net income for the six-month period ended May 31, 2002, was $7.6 million or $0.19 per share compared to a loss of $9.6 million or $0.23 per share for the corresponding period of 2001.

The Company used $10 million of cash for the six-month period ended May 31, 2002, compared to $4.7 million for the corresponding period of the year 2001. The increase is largely attributable to a normal increase in Education accounts receivable in 2002 whereas the Company had significantly decreased its Entertainment accounts receivable in 2001.

The Company paid $18.3 million (US$11 million) as partial payment related to the settlement agreements with certain executive officers of its subsidiaries Carson-Dellosa Publishing Co. and HighReach Learning Inc. The balance of $13.5 million (US$8.9 million) is to be paid in installments over the next two years.

The cash used in operations and the partial Education lawsuit settlement was financed by a reduction of marketable securities and amounts recovered from Globe-X Management Ltd.

As previously reported, on April 26, 2002, CINAR Corporation announced that an agreement in principle was reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States. The plaintiffs agreed to receive an aggregate of US$25 million in full settlement of the claims against CINAR and such other defendants. The allocation of the settlement amount was not disclosed as the settlement is subject to approval by the courts in Canada and the United States. CINAR will record its portion of the settlement when such approval is granted.

The financial information, which is the subject of this news release, is available on the Company's Web site (www.cinar.com).

CINAR has been issuing semi-monthly status updates since April 20, 2000.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

- 30 -

Contact:

Louise Sansregret, M.A., M.B.A.
Vice-President, Corporate Affairs & Corporate Secretary
CINAR Corporation
(514) 843-7070
lsansregret@cinar.com

CINAR CORPORATION
Consolidated Balance Sheet

(Unaudited) (In thousands of CDN dollars)	**May 31, 2002**	November 30, 2001
ASSETS		
Cash	**$ 2,550**	$ 12,085
Marketable securities and short term money market investments	**21,175**	35,471
Amounts due from Globe-X Management Ltd. (net of allowance of $54,023; 2001 - $57,966)	**-**	1,454
Accounts receivable	**52,015**	43,544
Income taxes recoverable	**19,478**	19,465
Tax credits refundable	**27,163**	25,245
Inventories	**15,102**	13,290
Film costs	**16,064**	18,414
Fixed assets	**5,169**	5,642
Acquired film libraries	**5,898**	6,433
Goodwill	**87,819**	92,167
Other assets	**7,479**	6,211
	$ 259,912	$ 279,421
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	**49,635**	56,504
Notes payable (Note 4b)	**13,523**	-
Deferred revenue	**4,733**	7,127
Future income taxes	**5,080**	3,417
Total liabilities	**72,971**	67,048
Shareholders' equity		
Capital Stock	**487,127**	501,182
Issued and outstanding 5,233,402 *Variable Multiple Voting* (Class A) and 34,735,998 Limited Voting (Class B) shares (2001-5,233,402 Variable Multiple Voting (Class A) and 35,750,568 Limited Voting (Class B) shares)		
Cumulative translation adjustment	**2,911**	4,191
Deficit	**(303,097)**	(293,000)
Total shareholders' equity	**186,941**	212,373
	$ 259,912	$ 279,421

CINAR CORPORATION
Consolidated Statement of Earnings and Deficit

(Unaudited)	3 months ended May 31,		6 months ended May 31,	
(In thousands of CDN dollars, except earnings per	2002	2001	2002	2001
Revenues				
Entertainment	$ 9,595	$ 14,739	$ 15,365	$ 24,884
Educational Products	31,092	28,419	46,589	41,879
Total Revenues	40,687	43,158	61,954	66,763
Cost of sales				
Entertainment	5,442	12,347	9,811	21,621
Educational Products	13,737	13,248	21,059	19,432
Total Cost of Sales	19,179	25,595	30,870	41,053
Gross Margin	21,508	17,563	31,084	25,710
Selling, general and administrative	13,262	17,368	22,567	27,372
Foreign exchange loss (gain)	3,312	(811)	2,065	(135)
Amortization of acquired film libraries	268	393	538	785
Amortization of fixed assets	590	602	1,181	1,229
Amortization of goodwill	886	992	1,782	1,961
Interest	11	314	41	1,045
Unusual Items	(53)	849	(1,299)	1,962
	18,276	19,707	26,875	34,219
Share of earnings of equity investment	532	422	1,339	1,231
Earnings (loss) before income taxes	3,764	(1,722)	5,548	(7,278)
Provision for (recovery of) income taxes	2,222	(1,639)	2,066	2
Earnings (loss) before discontinued operations	1,542	(83)	3,482	(7,280)
Income (loss) from discontinued operations (Note 5)	4,166	(1,175)	4,166	(2,307)
Net income (loss)	$ 5,708	$ (1,258)	$ 7,648	$ (9,587)
Deficit - beginning of period			(293,000)	(250,977)
Claims settlement (Note 4b)			(17,745)	-
Deficit - end of period			($303,097)	($260,564)
Earnings (loss) per Variable Multiple Voting Shares (Class A) and Limited Voting (Class B) shares (Note 3)				
Basic, from continuing operations	$0.04	($0.00)	$0.09	($0.18)
Basic, from discontinued operations	$0.10	($0.03)	$0.10	($0.06)
Basic	$0.14	($0.03)	$0.19	($0.23)
Weighted average number of Variable Multiple Voting (Class A) and Limited Voting (Class B) shares outstanding (in thousands)	40,653	40,984	40,817	40,984

CINAR CORPORATION
Consolidated Statement of Cash Flows

(Unaudited) (In thousands of CDN dollars)	3 months ended May 31		6 months ended May 31	
	2002	2001	**2002**	2001
OPERATING ACTIVITIES				
Net earnings (loss)	**$ 5,708**	$ (1,258)	**$ 7,648**	$ (9,587)
Items not affecting cash:				
Amortization	**1,744**	1,987	**3,501**	3,975
Film costs amortization and write-downs	**2,980**	11,173	**5,407**	17,759
Share of net earnings of equity investment	**(532)**	(422)	**(1,339)**	(1,231)
Decrease in allowance for Globe-X	**(3,097)**	(700)	**(3,943)**	(1,732)
Future income taxes	**1,663**	136	**1,663**	(98)
Foreign exchange	**2,615**	(100)	**1,512**	(104)
	11,081	10,816	**14,449**	8,982
Decrease (increase) in accounts receivable	**(14,400)**	2,735	**(8,471)**	7,843
Increase in tax credits receivable	**(1,695)**	(3,445)	**(1,918)**	(3,923)
Decrease (increase) in inventories	**2,025**	3,164	**(1,812)**	(531)
Additions to film costs	**(1,873)**	(6,970)	**(3,057)**	(10,163)
Increase (decrease) in accounts payable and accrued liabilities and related party receivables	**(2,690)**	958	**(6,869)**	(205)
Decrease in deferred revenues	**(2,389)**	(2,317)	**(2,394)**	(3,631)
Decrease (increase) in income taxes receivable	**(24)**	143	**(13)**	(3,609)
Decrease in other assets	**50**	667	**71**	514
Cash used in operating activities	**(9,915)**	5,751	**(10,014)**	(4,723)
FINANCING ACTIVITIES				
Lawsuit settlement payment (Note 4b)	**(18,277)**	-	**(18,277)**	-
Repayment of term debt	**-**	(1,511)	**-**	(23,014)
Cash used in financing activities	**(18,277)**	(1,511)	**(18,277)**	(23,014)
INVESTING ACTIVITIES				
Decrease (increase) in marketable securities and short term money market investments	**16,013**	(5,329)	**14,296**	24,907
Dividends received	**-**	400	**-**	400
Repayments from Globe-X	**2,163**	1,965	**3,885**	3,654
Additions to fixed assets	**(118)**	(261)	**(708)**	(551)
Cash provided by investing activities	**18,058**	(3,225)	**17,473**	28,410
TRANSLATION ADJUSTMENT	**1,960**	(2,440)	**1,283**	(252)
Increase (decrease) in cash position	**(8,174)**	(1,425)	**(9,535)**	421
Cash position - beginning of period	**$ 10,724**	$ 9,000	**$ 12,085**	$ 7,154
Cash position - end of period	**$ 2,550**	$ 7,575	**$ 2,550**	$ 7,575

CINAR CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2001, as set out on pages 33 to 60 of CINAR Corporation's 2001 Annual Report. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

The results as at and for the three month and six month periods ended May 31, 2001 previously released have been adjusted. The impact to net earnings is a decrease of $3,633,000 for the three months and $4,927,000 for the six months ended May 31, 2001.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), using the same accounting policies as outlined in Note 3 of the consolidated financial statements for the year ended November 30, 2001, except as noted below.

Effective December 1, 2001, the Company adopted the new recommendations of the American Institute of Certified Public Accountants (AICPA) Accounting Standards Executive Committee (AcSEC) Statement of Position *00-2*, Accounting for Producers or Distributors of Films. The Statement of Position *00-2* replaces the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. The application of the new standards did not have a material impact on the Company's financial position or statement of operations and were not applied retroactively as retroactive application was not required.

2. SEGMENTED INFORMATION (in 000's)

		Three months ended May 31		**Six months ended May 31**	
		2002	**2001**	**2002**	**2001**
Operating Revenues	Entertainment	$ 9,595	$ 14,739	$ 15,365	$ 24,884
	Education	31,092	28,419	46,589	41,879
EBITDA	Entertainment	(2,875)	(5,762)	(3,277)	(9,643)
before unusual items	Education	7,600	5,706	9,366	6,883
Net Earnings	Entertainment	1,424	(5,388)	2,601	(13,283)
	Education	4,284	4,130	5,047	3,696
Total Assets	Entertainment			116,530	127,619
	Education			143,382	151,802

Due to the nature of its markets, a significant amount of the Education revenues occurs in the second and third quarters of the fiscal year.

3. EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the period. The fully diluted earnings per share has not been calculated, as it would be anti-dilutive.

4. SETTLEMENTS OF CONTINGENT LIABILITIES

a) On April 26, 2002 CINAR Corporation announced that an agreement in principle was reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States. The plaintiffs agreed to receive an aggregate US$ 25,000,000 in full settlement of the claims against CINAR and such other defendants. The allocation of the settlement amount was not disclosed as the settlement is subject to approval by the courts in Canada and the United States. CINAR will record its portion of the settlement when such approval is granted.

b) On May 3, 2002 the Company announced that it had entered into two separate settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Co. and HighReach Learning Inc. The settlement agreement provides that CINAR will pay seven plaintiffs an agreggate amount of US$ 19,850,000 (CDN$ 31,800,000) of which US$ 11,000,000 (CDN$ 18,277,000) was paid on May 2, 2002. The balance is to be paid in installments over the next two years. The plaintiffs surrendered a total of 1,014,570 shares of the share capital of CINAR. The share redemption by the Company has been recorded as a decrease to share capital in the amount of CDN $ 14,055,000, and an increase in the deficit of CDN $ 17,745,000.

5. DISCONTINUED OPERATIONS

On May 7, 2002, the Company divested of its interest in CINAR Multimedia for a nominal consideration.

The Company, in its financial statements for the year ended November 30, 2001, had recorded a provision for all costs related to terminating its operations. This provision is no longer required and, as such, an amount of CDN $ 4,166,000 has been recorded as income from discontinued operations in the financial statements for the three month and six month periods ending May 31, 2002.

CINAR CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2001, as set out on pages 33 to 60 of CINAR Corporation's 2001 Annual Report. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

The results as at and for the three month and six month periods ended May 31, 2001 previously released have been adjusted. The impact to net earnings is a decrease of $3,633,000 for the three months and $4,927,000 for the six months ended May 31, 2001.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), using the same accounting policies as outlined in Note 3 of the consolidated financial statements for the year ended November 30, 2001, except as noted below.

Effective December 1, 2001, the Company adopted the new recommendations of the American Institute of Certified Public Accountants (AICPA) Accounting Standards Executive Committee (AcSEC) Statement of Position *00-2*, Accounting for Producers or Distributors of Films. The Statement of Position *00-2* replaces the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 53, Financial Reporting by Producers and Distributors of Motion Picture Films. The application of the new standards did not have a material impact on the Company's financial position or statement of operations and were not applied retroactively as retroactive application was not required.

2. SEGMENTED INFORMATION (in 000's)

		Three months ended May 31		**Six months ended May 31**	
		2002	**2001**	**2002**	**2001**
Operating Revenues	Entertainment	$ 9,595	$ 14,739	$ 15,365	$ 24,884
	Education	31,092	28,419	46,589	41,879
EBITDA before unusual items	Entertainment	(2,875)	(5,762)	(3,277)	(9,643)
	Education	7,600	5,706	9,366	6,883
Net Earnings	Entertainment	1,424	(5,388)	2,601	(13,283)
	Education	4,284	4,130	5,047	3,696
Total Assets	Entertainment			116,530	127,619
	Education			143,382	151,802

Due to the nature of its markets, a significant amount of the Education revenues occurs in the second and third quarters of the fiscal year.

3. EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the period. The fully diluted earnings per share has not been calculated, as it would be anti-dilutive.

4. SETTLEMENTS OF CONTINGENT LIABILITIES

a) On April 26, 2002 CINAR Corporation announced that an agreement in principle was reached to settle the claims against it and certain other defendants in class actions brought in Canada and the United States. The plaintiffs agreed to receive an aggregate US$ 25,000,000 in full settlement of the claims against CINAR and such other defendants. The allocation of the settlement amount was not disclosed as the settlement is subject to approval by the courts in Canada and the United States. CINAR will record its portion of the settlement when such approval is granted.

b) On May 3, 2002 the Company announced that it had entered into two separate settlement agreements with certain executive officers of its subsidiaries, Carson-Dellosa Publishing Co. and HighReach Learning Inc. The settlement agreement provides that CINAR will pay seven plaintiffs an agreggate amount of US$ 19,850,000 (CDN$ 31,800,000) of which US$ 11,000,000 (CDN$ 18,277,000) was paid on May 2, 2002. The balance is to be paid in installments over the next two years. The plaintiffs surrendered a total of 1,014,570 shares of the share capital of CINAR. The share redemption by the Company has been recorded as a decrease to share capital in the amount of CDN $ 14,055,000, and an increase in the deficit of CDN $ 17,745,000.

5. DISCONTINUED OPERATIONS

On May 7, 2002, the Company divested of its interest in CINAR Multimedia for a nominal consideration.

The Company, in its financial statements for the year ended November 30, 2001, had recorded a provision for all costs related to terminating its operations. This provision is no longer required and, as such, an amount of CDN $ 4,166,000 has been recorded as income from discontinued operations in the financial statements for the three month and six month periods ending May 31, 2002.